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David Israel

General Counsel at Modern Times Beer

Greater San Diego Area

Message

 Modern Times Beer

 University of San Diego School of Business

 See contact info

 500+ connections

Experienced Associate with a demonstrated history of working in the public entity legal sector. Experience in Labor and Employment law, as well as in conducting investigations, and working directly with clients to achieve their goals.

Experience


General Counsel
Modern Times Beer
Nov 2017 – Present · 1 yr 6 mos


Associate
Fagen Friedman & Fulfrost LLP
Nov 2016 – Nov 2017 · 1 yr 1 mo
Carlsbad, CA

Associate
Artiano Shinoff
Sep 2012 – Nov 2016 · 4 yrs 3 mos
Greater San Diego Area


Law Clerk
Neil, Dymott, Frank, McFall & Trexler APLC
Jun 2011 – May 2012 · 1 yr

Marketing and Outreach Intern
California Center for Sustainable Energy
2010 · less than a year

Show 5 more experiences ⌄

Education

University of San Diego School of Business
Master of Business Administration (MBA)
2009 – 2011

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University of San Diego School of Law
JD, Law
2008 – 2011
Activities and Societies: Director, Graduate/Law Intramural Sports

Washington University in St. Louis
BA, Economics
2004 – 2008
Activities and Societies: Residential Advisor, Teaching Assistant, Mama's Pot Roast improv troupe

Skills & Endorsements

Legal Research · 30

Endorsed by **Jeremy M. Evans** and **4 others** who are highly skilled at this

Endorsed by **2 of David's colleagues at Stutz Artiano Shinoff & Holtz**

Legal Writing · 25

Endorsed by **Jeremy M. Evans**, who is highly skilled at this

Endorsed by **2 of David's colleagues at Washington University in St. Louis**

Westlaw · 23

Endorsed by **6 people who know Westlaw**

Show more ⌄

Recommendations

Received (1)   Given (1)

Aaron Chusid
Mission-Driven Nonprofit Communications
May 16, 2009, Aaron managed David directly

The Community Development Fellowship (CDF) is the first-year student program for the St. Louis Hillel at Washington University. CDF's orientation-week activities and weekend retreat are among Wash U's largest student-run activities. I worked with David as he gave leadership and guidance to the current year's C... **See more**



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